

Steven Rossi · 3rd

Printing Professional

- Self-employed
- State University of New York College at Buffalo

New York, New York, United States · Contact info

242 connections

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About

Experienced Investor with a demonstrated history of working in the Printing Industry. Skilled in Negotiation, Business Development, Visionary Management with Financial Acumen. Strong entrepreneurship professional with a Bachelor's degree focused in Journalism from State University of New York College at

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Experience

Seed Investor
Self-employed
Sep 2017 - Present · 4 yrs 8 mos

Member
Vanguard Holdings
Dec 2006 - Aug 2017 · 10 yrs 9 mos

Education

State University of New York College at Buffalo
Bachelor's degree, Journalism
1978 - 1982

Skills

Offset Printing · 12

Direct Marketing · 11

Endorsed by Eric Roberts who is highly skilled at this

New Business Development · 11

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